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April 13, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Preferred Stock Purchase Rights of Navidea Biopharmaceuticals, Inc. under the Exchange Act of 1934.

Sincerely,

